Exhibit 107

EX-FILING FEES

Calculation of Filing Fee Table

SC TO-I

(Form Type)

PGIM Private Credit Fund

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to be Paid	$5,680,660.93	0.0001476	$838.47
Fees Previously Paid	$0.00		$0.00
Total Transaction Valuation	$5,680,660.93
Total Fees Due for Filing			$838.47
Total Fees Previously Paid			$0.00
Total Fee Offsets			$0.00
Net Fee Due			$838.47